                                                As Filed Pursuant to Rule 424(a)
                                                Registration No. 333-33040

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                             Subject to Completion,
                              Dated March 23, 2000

Preliminary Prospectus Supplement

GRUPO IUSACELL, S.A. DE C.V.
15,000,000 American depositary shares,
each representing ten shares of series V common stock

Iusacell is offering 10,000,000 ADSs. Mr. Carlos Peralta is offering 5,000,000 ADSs.

On March 22, 2000, the closing price of Iusacell's ADS on the New York Stock Exchange was $18.625.

The ADSs are listed on the New York Stock Exchange under the symbol CEL. The series V shares are listed on the Mexican Stock Exchange.

INVESTING IN THE ADSS INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THIS PROSPECTUS SUPPLEMENT.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

________________________________________________________________________________
               PRICE TO      UNDERWRITING     PROCEEDS TO     PROCEEDS TO THE
                PUBLIC         DISCOUNTS       IUSACELL     SELLING SHAREHOLDER
________________________________________________________________________________
Per ADS       $              $                 $              $
________________________________________________________________________________
Total         $              $                 $              $

Iusacell and the selling shareholder have granted the underwriters the right to purchase up to an additional 2,250,000 ADSs to cover over-allotments. If the over-allotment option is exercised in full Iusacell and the selling shareholder
will receive proceeds of $       and $        , respectively.

Delivery of the ADSs will be made to investors on or about April   , 2000.

                          JOINT BOOK-RUNNING MANAGERS


J.P. MORGAN & CO.                                     WARBURG DILLON READ LLC
SALOMON SMITH BARNEY
                                                           ING BARINGS




         , 2000

                               TABLE OF CONTENTS

                              Page No.                                      Page No.

THE OFFERING..................   1           DILUTION......................   11
RISK FACTORS..................   3           SELLING SHAREHOLDER...........   11
USE OF PROCEEDS...............   9           UNDERWRITING..................   12
CAPITALIZATION AND                           LEGAL MATTERS.................   14
INDEBTEDNESS.................   10           EXPERTS........................  14


"NEW IUSACELL" AND "IUSACELL" MEAN GRUPO IUSACELL, S.A. DE C.V. THIS COMPANY WAS FORMERLY KNOWN AS NUEVO GRUPO IUSACELL, S.A. DE C.V.

"OLD IUSACELL" MEANS GRUPO IUSACELL CELULAR, S.A. DE C.V. THIS COMPANY WAS FORMERLY KNOWN AS GRUPO IUSACELL, S.A. DE C.V. NEW IUSACELL OWNS 99.9% OF THE CAPITAL STOCK OF OLD IUSACELL.

Unless otherwise specified, all references to "U.S. dollars," "dollars," "U.S.$" or "$" are to United States dollars, and references to "Ps." and "pesos" are to Mexican pesos. We publish our financial statements in pesos that are adjusted to reflect changes in purchasing power due to inflation. Thus, unless otherwise specified, our financial data is presented in constant pesos of December 31, 1999 purchasing power. Amounts presented in this prospectus may not add up or may be slightly inconsistent due to rounding.

Mexican generally accepted accounting principles require that financial statements of Mexican companies such as Iusacell recognize certain effects of inflation. As a result, unless otherwise indicated, all financial statements and data presented in this prospectus have been restated in constant pesos as of December 31, 1999. The U.S. dollar translations provided in this prospectus are, unless otherwise indicated, calculated at the exchange rate at December 31, 1999 reported by the Federal Reserve Bank of New York as its noon buying rate for pesos, which was Ps.9.480 per U.S. dollar. On March 21, 2000, the noon buying rate for Pesos reported by the Federal Reserve Bank of New York was Ps.9.300 per U.S. dollar. Sums may not add due to rounding.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the United States Securities and Exchange Commission a registration statement on Form F-3 under the Securities Act of 1933, as amended, to register the offer contemplated in this prospectus supplement. This prospectus supplement, which forms a part of the registration statement, does not contain all of the information presented in the registration statement. Statements contained in this prospectus supplement or the prospectus that forms part of the registration statement, which together we refer to as the prospectus, concerning the provisions of any document are not necessarily complete. For further information about us, the offer and any document referred to in this prospectus, you should refer to the registration statement and its exhibits.

We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended, and are required to file with or furnish to the Commission certain reports and other information. As a foreign private issuer, we are exempt from the provisions of the Exchange Act that require us to furnish proxy statements to shareholders and the provisions that relate to short swing profit reporting and liability.

The registration statement, its exhibits and schedules, reports, and other information that we have filed with or furnished to the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You can obtain copies of such material by mail from the Public Reference section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

ENFORCEABILITY OF CIVIL LIABILITIES

Iusacell is incorporated with limited liability in Mexico and substantially all of its assets are located in Mexico. In addition, the majority of the directors and officers of Iusacell and the experts named in this prospectus reside outside the United States (principally in Mexico) and all or a significant portion of the assets of those persons and of Iusacell are located outside the United States. As a result, it may not be possible for investors to effect service of process upon such persons within the United States or to enforce against such persons or Iusacell judgments obtained in the courts of the United States, including without limitation, judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

Iusacell has been advised by De Ovando y Martinez del Campo, S.C., its special Mexican counsel, that there is doubt as to the enforceability in original actions in Mexican courts of liabilities predicated solely upon United States federal securities laws and as to the enforceability in Mexican courts of judgments of United States courts obtained in actions predicated upon the civil liability provisions of the United States federal securities laws. As a result, because substantially all of the assets of Iusacell are located in Mexico, holders of Iusacell securities may effectively be required to pursue in Mexico, under Mexican law, any claims they may have against Iusacell.

NEITHER WE NOR THE SELLING SHAREHOLDER ARE MAKING OFFERS TO, NOR ARE WE ACCEPTING OFFERS TO BUY FROM, PERSONS IN ANY JURISDICTION IN WHICH THIS OFFER WOULD NOT COMPLY WITH LOCAL SECURITIES LAWS.

Neither we nor the selling shareholder have authorized any person to give you any information or to make any representation that is not contained in this prospectus in connection with this offer to sell ADSs. If such information or representation is given or made to you, you must not rely upon it as having been authorized by us or the selling shareholder.

We have filed an application with the Mexican National Banking and Securities Commission (Comision Nacional Bancaria y de Valores), also referred to as the CNBV, to register our V shares in the Securities and Special Sections of the National Registry of Securities and Intermediaries (Registro Nacional de Valores e Intermediarios) maintained by the CNBV and to permit the transactions mentioned in this prospectus. This registration and permission does not imply any certification as to the investment quality of our shares, our solvency or the accuracy or completeness of the information included in this prospectus.

                                  THE OFFERING

THE OFFERING ------------------------  We and the selling shareholder are offering a total of 15,000,000 ADSs
                                       through a U.S. and international
                                       offering. Each ADS represents 10 series
                                       V shares of Iusacell.

OVER-ALLOTMENT OPTION --------------  Up to 2,250,000 ADSs. Iusacell has
                                      granted to the underwriters an option
                                      covering 1,500,000 ADSs and the selling
                                      shareholder has granted an option covering
                                      750,000 ADSs, solely to cover
                                      over-allotments.

SECURITIES OFFERED BY IUSACELL -----  10,000,000 ADSs.

SECURITIES OFFERED BY THE SELLING
SHAREHOLDER ------------------------  5,000,000 ADSs.

THE ADSS ---------------------------  The ADSs will be evidenced by American depositary receipts.

OFFERING PRICE ---------------------  U.S.$     per ADS.

USE OF PROCEEDS --------------------  The net proceeds to Iusacell, assuming no exercise of the over-allotment option,
                                      will be approximately U.S.$
                                      million, which will be used to acquire
                                      cellular network equipment to increase
                                      the capacity coverage and quality of our network and to fund the initial deployment of our PCS network in Regions 1 and 4.

                                      We will not receive any proceeds from
                                      the sale of securities offered by the
                                      selling shareholder.

EXPECTED TIMETABLE -----------------  We expect to deliver ADSs to investors on
                                      April    , 2000.  The closing date will
                                      be set forth in the final prospectus
                                      supplement filed with the Securities and Exchange Commission.

PRICING AND PAYMENT ----------------  The underwriters will agree on the price of the ADSs with Iusacell based on market demand. Payment for the ADSs will be made to and through the underwriters in accordance with their respective procedures.

DELIVERY OF ADSs ------------------   The underwriters will deliver the ADSs,
                                      subject to their receipt from Iusacell
                                      and the selling shareholder, on the
                                      closing date through the facilities of
                                      The Depository Trust Company in
                                      accordance with its procedures.

NOTICE OF RESULTS OF
DISTRIBUTION ----------------------   The results of this offering will be
                                      reflected in the final prospectus
                                      supplement filed with the Securities and Exchange Commission.

LISTING AND TRADING MARKETS -------   The ADSs are listed on the New York Stock
                                      Exchange. The series V shares are listed on the Mexican Stock Exchange.

NYSE TRADING SYMBOL ---------------   CEL

VOTING RIGHTS-------------------------  Iusacell has two series of common stock, series V shares and series A shares.
                                        Holders of our series V shares may vote
                                        at any general shareholders meeting and
                                        are entitled to elect five of the twelve members of our Board of Directors.

                                        We have two principal groups of
                                        shareholders. The first, Bell Atlantic,
                                        comprises various subsidiaries of Bell
                                        Atlantic Corporation. Our second group
                                        of shareholders, the Peralta Group,
                                        comprises Mr. Carlos Peralta and a
                                        group of individuals and companies
                                        controlled by or related to him.

                                        Bell Atlantic and the Peralta Group,
                                        who, prior to this offering collectively owned 55.9% of the series V shares, have agreed to elect the President and Director General of Iusacell, whom the Chairman of the Board of Directors has the right to appoint, as one of the five series V directors.

                                        Bell Atlantic, as holder of the majority of the series A shares, exercises control, as it has the right to elect six of the twelve board members, including the Chairman of the Board of Directors, whose vote breaks a tie. By agreement with the Peralta Group, Bell Atlantic also has the right to nominate all of the candidates for a seventh board position.

                                        Holders of our ADSs may exercise the
                                        voting rights of the underlying series V shares through the ADS depositary. We will notify the depositary of any shareholders' meetings. The depositary will mail the information contained in any notices it receives to the ADS holders and will inform them of the procedures to follow in order to exercise their voting rights.


DIVIDEND POLICY----------------------  Since becoming a public company in 1994,
                                       Iusacell has not paid dividends. We do
                                       not contemplate paying dividends in the
                                       foreseeable future.

                                  RISK FACTORS

YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, AS WELL AS RISK FACTORS AND OTHER INFORMATION PRESENTED IN THE PROSPECTUS TO WHICH THIS PROSPECTUS SUPPLEMENT RELATES.

RISK FACTORS RELATING TO IUSACELL

WE ARE A HOLDING COMPANY AND WILL DEPEND ON OUR SUBSIDIARIES TO PAY OUR LIABILITIES

         We are a holding company with no significant assets other than the stock of our subsidiaries. In order to pay our obligations, we will rely on income from dividends and other cash flow from our subsidiaries. Because we are a holding company, the claims of all holders of our subsidiaries' debt rank senior to our obligations. At December 31, 1999, our subsidiaries' total indebtedness, including trade notes payable, was Ps.4,593.1 million (U.S.$484.5 million) and may increase in the future.

         Our current debt agreements prevent our subsidiaries from paying dividends to us or otherwise making cash available to us until at least May 2004. In addition, substantially all of our subsidiaries' assets are pledged to secure their obligations under their existing debt instruments. Dividends and cash flow from our subsidiaries are therefore severely restricted by the outstanding debt of our subsidiaries and the restrictive covenants that govern that debt.

         Our ability to pay our obligations before May 2004 will depend on our ability to either

         -        raise equity or debt capital at the holding company level, or

         - generate sufficient cash flow at the subsidiary level and make dividend payments to the holding company after eliminating the covenants restricting such dividend payments through the prepayment of the Old Iusacell debt whose terms restrict dividend payments.

         After the expiration of the restrictive covenants that prevent our subsidiaries from paying dividends to New Iusacell, our ability to pay our liabilities will depend on our ability to generate sufficient cash flow and/or to access equity or debt financing. We cannot assure you that we will be able to raise equity or debt capital or that our subsidiaries will generate sufficient cash flow to pay dividends to enable us to pay our obligations.

         Furthermore, the ability of our subsidiaries to pay dividends is subject to Mexican legal requirements, which provide that a Mexican corporation may declare and pay dividends only out of the profits reflected in its financial statements, if such payment is approved by its stockholders and after the creation of required legal reserves and the absorption or satisfaction of losses suffered in previous fiscal years. Claims of creditors of our subsidiaries, including trade creditors, and bank and other lenders, will generally have priority over claims of New Iusacell to the assets and cash flows of our subsidiaries.

         Additionally, in the event we engage in business activities at the holding company level and incur associated liabilities, or otherwise incur liabilities at the holding company level, we may not have the resources available to satisfy those liabilities for the same reasons discussed above. In the event we incur such liabilities, we could be required to turn to the capital markets or our principal shareholders in order to help us satisfy those liabilities. At that time, we may not have access to equity or debt financing. In addition, our principal shareholders are under no obligation to provide financial resources to us and there can be no assurance that they would do so. A material unsatisfied liability at the holding company level could lead to our bankruptcy or otherwise make it difficult or impossible for us to comply with our obligations.

WE ARE SUBJECT TO RESTRICTIVE COVENANTS

         The terms of our debt and of our subsidiaries' existing debt impose significant operating and financial restrictions. These restrictions will affect, and in many respects significantly limit or prohibit our ability and the ability of our subsidiaries to, among other things,


         -        borrow money,

         -        pay dividends on stock,

         -        make investments,

         -        use assets as security in other transactions, and

         -        sell certain assets or merge with or into other companies.

         If we do not comply with these restrictions, we could be in default even if we can currently pay our debt. If there were a default, holders of the relevant debt could demand immediate payment of the aggregate amount of that debt. This could lead to our bankruptcy or reorganization for the benefit of our creditors or to our inability to pay our obligations.

WE MAY BE UNABLE TO SERVICE OUR DEBT, ACCESS CREDIT OR PURSUE BUSINESS OPPORTUNITIES BECAUSE OUR SUBSIDIARIES ARE HIGHLY LEVERAGED AND HAVE INSUFFICIENT CASH FLOW

         Historically, our cash generated from operating activities has not been sufficient to meet our debt service, working capital and capital expenditure requirements. We have relied on the capital markets for new equity and debt financing, vendor financing and borrowings and equity contributions from Bell Atlantic and the Peralta Group to meet such funding needs.

         As of December 31, 1999, our total consolidated indebtedness, including trade notes payable, was Ps.7,937.6 million (U.S.$837.3 million), or approximately 60.1% of our total capitalization. Although we had net income of Ps.333.8 million (U.S.$35.2 million) for the period ended December 31, 1999, we experienced net losses for each of the six years up to and including the period ended December 31, 1998. Our positive net income in 1999 was driven primarily by the benefits of foreign exchange gains attributable to the appreciation of the peso against the U.S. dollar during 1999, and monetary gains resulting from the effects of inflation on our net monetary liability position during 1999.

         For the year ended December 31, 1998, our earnings were insufficient to cover our fixed charges by Ps.2,275.5 million (U.S.$240.0 million). We had no fixed charge coverage deficiency for the year ended December 31, 1999; we had a fixed charge coverage amount of Ps.501,897 (U.S.$52,943). For this purpose, earnings are calculated as income or loss before taxes plus (i) integral financing cost, including amortization of capitalized interest, (ii) the interest portion of annual rent expense, and (iii) losses from the less than 50%-owned affiliates. Fixed charges include the expensed and capitalized portions of integral financing cost.

         The degree to which we are leveraged and the covenants with which we have to comply under our various financing agreements may adversely affect our ability to finance future operations, to finance necessary capital expenditures, to service our indebtedness, to compete effectively against better capitalized competitors and to withstand downturns in our business or the Mexican economy generally. Our high level of indebtedness could limit our ability to pursue business opportunities that may be in our interest and that of our security holders.

WE MAY LOSE MONEY BECAUSE OF CURRENCY DEVALUATIONS

         While our sales are almost entirely denominated in pesos, the vast majority of our obligations, and all of our long-term debt, are denominated in U.S. dollars. As a result, except for those obligations for which we have hedging arrangements in place, we are exposed to peso devaluation risk. Although the peso appreciated 4.3% against the U.S. dollar in 1999, the peso has devalued substantially against the U.S. dollar in the past and may devalue significantly in the future. For example, the noon buying rate rose from Ps.3.4662 per U.S.$1.00 on December 19, 1994 to Ps.5.0000 per U.S.$1.00 on December 31, 1994
and Ps.7.7400 per U.S.$1.00 on December 31, 1995, representing a 123.3% devaluation of the peso relative to the U.S. dollar. In 1998, the peso devalued 22.7% relative to the U.S. dollar to Ps.9.9010 per U.S.$1.00 on December 31, 1998.

         Further declines in the value of the peso relative to the U.S. dollar could adversely affect our ability to meet U.S. dollar-denominated obligations, including any debt securities. In addition, any further devaluation of the peso may negatively affect the value of a Mexican company's securities, such as ours.

WE FACE INCREASING COMPETITION WHICH MAY REDUCE OUR OPERATING MARGINS

         We face significant competition in our core cellular services business from Radiomovil Dipsa, S.A. de C.V., commonly known as Telcel, in each region in which we operate. As a wholly owned subsidiary of Telefonos de Mexico, S.A. de C.V., the former state telephone monopoly known as Telmex, Telcel has significantly greater internal financial and other resources than those available to us, nationwide cellular and PCS concessions, a nationwide cellular network, and an ability to use Telmex's installed telecommunications systems. Competition is substantial and we, like Telcel, bear significant promotional expenses, including the provision of cellular telephones to contract subscribers free of charge or at a substantial discount. In addition, competition from Telcel has not always enabled us to implement price increases to keep pace with inflation and has occasionally forced price rollbacks and reductions.

         We face increasing competition from other companies providing comparable mobile wireless services utilizing emerging technologies, including PCS services in the 1.9 GHz frequency band, enhanced specialized mobile radio services and satellite telephony. We also face increasing competition in providing long distance, paging, wireless local telephony and data transmission services. The Mexican government may grant additional concessions to other companies to provide services similar to or the same as those that we provide.

         Besides Telmex, some other competitors may also have greater financial and other resources, which may limit our ability to compete effectively.

IF WE DO NOT OBTAIN SIGNIFICANT CAPITAL FROM OUTSIDE SOURCES, WE WILL NOT BE ABLE TO CONTINUE TO BUILD OUT OUR WIRELESS INFRASTRUCTURE AND PURSUE LONG DISTANCE OPPORTUNITIES AND MAY LOSE THE OPPORTUNITY TO GENERATE REVENUES

         In order to implement our operating strategy through 2001, we will have to incur significant capital expenditures. We expect capital expenditures for 2000, 2001 and 2002, not including capital expenditures to build out our PCS network in northern Mexico, to total approximately U.S.$495.0 million, of which approximately U.S.$225.0 million will be invested during 2000. We expect capital expenditures to build out our PCS network in northern Mexico will not exceed U.S.$55.0 million, in the aggregate, in 2000 and 2001.

         As we make additional investments in our cellular network and pursue long distance opportunities, we will need additional external funding in mid-2000 and beyond. We will also need additional external funding in 2000 in order to acquire, build out and operate PCS networks in northern Mexico. The terms of our concessions may, in the future, also require us to make other significant network investments for which additional funds would be required. We cannot assure you that we will be able to obtain additional funds, including funds from Bell Atlantic and/or the Peralta Group, or capital markets, bank or vendor financing, on acceptable terms or at all.

IF WE ARE NOT ABLE TO OBTAIN CONCESSIONS FOR SPECTRUM AND GOVERNMENT APPROVALS, DEVELOP NEW TECHNOLOGIES AND HIRE AND RETAIN QUALIFIED PERSONNEL, WE WILL BE UNABLE TO IMPLEMENT NEW SERVICES AND MAY LOSE BUSINESS TO OUR COMPETITORS

         Our ability to expand long distance and paging services and to implement PCS and wireless local telephony services in accordance with our plans will depend on a number of factors over which we have limited or no control. These factors include, among others, our ability to acquire concessions for spectrum at commercially acceptable prices, raise sufficient capital, obtain required governmental approvals, negotiate reasonable interconnection agreements, obtain rights of way for fiber optic cables, successfully deploy technologies, secure leases for base stations, hire and retain additional qualified personnel and develop an adequate customer base. Any of these factors could delay, impede or reduce the scope of the implementation of new services and result in a material adverse effect on our existing business, financial condition and results of operations.

THE TECHNOLOGY WE USE MAY BE MADE OBSOLETE BY THE TECHNOLOGY USED BY OUR COMPETITORS

         All companies in the global telecommunications industry must adapt to rapid and significant changes in technology. The technology that we have selected in our wireless business may be challenged by competition from new or improved digital technologies supporting wireless service or other services in the near future. Technological changes may adversely affect our competitive position, require substantial new capital expenditures and/or require write-downs of obsolete technology.

WE MAY NOT HAVE ENOUGH MANAGEMENT RESOURCES TO BE ABLE TO EXPAND AS WE WISH

         We plan to continue to access additional opportunities in the wireless business in Mexico. In May 1998, we won auctions for concessions for a range of frequencies in the 1.9 GHz band to provide PCS services in two regions in northern Mexico. In 2000, we plan to launch wireless internet services. We will have to devote substantial management resources to take advantage of new opportunities and business ventures. In so doing, we will have to attract and retain qualified management personnel in pace with our rate of growth. If we are unable to attract and retain qualified management personnel, our existing business, financial condition and results of operations could be harmed.

OUR STRATEGY TO EXPAND OUR WIRELESS FOOTPRINT IN MEXICO LEADS US TO CONSIDER SIGNIFICANT ACQUISITIONS FROM TIME TO TIME THAT MAY ADVERSELY AFFECT OUR BUSINESS, RESULTS AND FINANCIAL CONDITION

         One of our business strategies is to provide our customers with access to reliable and high-quality wireless service throughout Mexico. Providing access in regions where we do not own concessions through roaming agreements does not afford us optimal control over coverage, quality and pricing. As a result, from time to time we explore possibilities to expand our wireless footprint in Mexico.

         For example, Bell Atlantic was recently engaged in discussions regarding a transaction in which we would have acquired the four Cellular A-Band properties in northern Mexico that we do not own, which we refer to as the Northern Region Properties; as well as discussions regarding a separate transaction in which we would acquire Grupo Portatel S.A. de C.V., the cellular A-Band provider in southern Mexico. Although the most recent discussions with respect to the Northern Region Properties have been terminated, we could discuss a combination with respect to these properties with the same or different parties in the future. The discussions with Portatel have not continued although they have not been formally terminated. We cannot predict at this time when or whether any acquisition will occur.

         Although we believe that these transactions would significantly strengthen our competitive position, at the same time they pose a number of significant risks and uncertainties for us and for the holders of our securities, including, without limitation, that they could involve the incurrence of significant amounts of additional debt or other liabilities; the acquisition of significant operational, financial, legal, labor or other liabilities or risks, or significant financial needs, of which we may not be aware and that we may not discover until after the acquisition has been consummated; and the increase in our capital expenditure requirements. Any of these risks could result in a material adverse change in our financial condition and/or ability to service debt. In addition, any acquisition made with our shares could be dilutive to our shareholders.

         Because we cannot foresee all of the risks that one or more of these acquisitions might involve, should they occur, it is not possible for us to describe all these risks. As a result, holders of our securities must be prepared to accept any deterioration in our prospects, business, financial condition, results of operations or cash flow stemming from one or more of these acquisitions.

         In addition, an acquisition of the Northern Region Properties could result in a change of control, so that Bell Atlantic would no longer control or manage us. If a change of control were to occur from an acquisition of the Northern Region Properties or any other transaction, Bell Atlantic would no longer be in a position to determine our policies and strategy, manage our operations or provide the technical and financial support that we have historically relied on. It is not possible for us to describe the strategy that would be followed by Iusacell following a change of control.

CELLULAR FRAUD INCREASES OUR EXPENSES

         The fraudulent use of cellular telecommunications networks imposes a significant cost upon cellular service providers who must bear the cost of services provided to fraudulent users. We suffer losses of revenue as a result of fraudulent use, and also suffer cash costs due to our obligation to reimburse carriers for the cost of services provided to some fraudulent users. These cash costs approximated Ps.70.7 million (U.S.$7.5 million) and Ps.25.5 million (U.S.$2.7 million) in 1998 and in 1999, respectively.

         Although technology has been developed to combat the fraudulent use of telecommunications networks, this technology does not eliminate fraudulent use entirely. We must make significant expenditures periodically to acquire and use anti-fraud technology. For 1998, our costs for detecting and preventing fraud were approximately Ps.35.1 million (U.S.$3.7 million). For 1999, we incurred approximately Ps.1.1 million (U.S.$0.1 million) in fraud detection and prevention, because we implemented extensive fraud detection and prevention technology in 1998. We expect to spend only approximately Ps.9.5 million (U.S.$1.0 million) in 2000 for fraud detection and prevention. However, we cannot assure you that the anti-fraud technology that we have purchased will continue to be effective in detecting and preventing fraud. If our anti-fraud technology becomes obsolete, we will once again have to make significant expenditures to acquire and use anti-fraud technology.

RISK FACTORS RELATING TO OUR SHAREHOLDERS

     We have two principal groups of shareholders. The first, Bell Atlantic, comprises various subsidiaries of Bell Atlantic Corporation. The second, the Peralta Group, encompasses Mr. Carlos Peralta and a group of individuals and companies related to or controlled by him.

IF BELL ATLANTIC SOLD ALL OR A SUBSTANTIAL PART OF ITS INTEREST IN US, THAT SALE COULD RESULT IN BELL ATLANTIC NO LONGER MANAGING OUR OPERATIONS, IN WHICH CASE WE WOULD HAVE TO MAKE AN OFFER TO REPURCHASE A SUBSTANTIAL MAJORITY OF OUR DEBT SECURITIES

     Bell Atlantic currently has the right and power to elect a majority of the members of our Board of Directors and, with certain exceptions, unilaterally determine our policies and strategy.

     If Bell Atlantic were to sell all or a substantial part of its direct interest in Iusacell, the sale could cause Bell Atlantic to lose its ability to manage us. Bell Atlantic would then no longer be in a position to determine our policies and strategies, manage our operations or provide the technical and financial support that we have historically relied on. It is not possible for us to describe the strategy that Iusacell would implement following any such management change.

     In addition, any substantial sale by Bell Atlantic would constitute a change of control under New Iusacell and Old Iusacell debt instruments relating to up to approximately U.S.$813.5 million of our indebtedness. In the event of any change of control, New Iusacell or Old Iusacell, as the case may be, would have to make an offer to repurchase that indebtedness. We cannot assure you that either New Iusacell or Old Iusacell, or both, would have sufficient funds or have the ability to obtain sufficient funds on a timely basis to pay for any or all of the indebtedness that we may have to repurchase if that happened.

WE DEPEND ON BELL ATLANTIC PERSONNEL; IF BELL ATLANTIC RECALLED THEM, WE WOULD HAVE INSUFFICIENT QUALIFIED EMPLOYEES

     Our Chief Executive Officer, Chief Technology Officer and General Counsel are employees of Bell Atlantic whose services are provided on a consulting or secondment basis. We also use the services of a number of Bell Atlantic employees on a consulting basis, primarily in the areas of strategic planning, network operations, information systems, marketing and customer care operations. So long as Bell Atlantic controls Iusacell, we expect these or other seconded employees and consultants to continue to provide services to us. If Bell Atlantic did not make these employees available to us, our results of operations and financial condition could be materially adversely affected.

ALLEGATIONS RELATING TO CARLOS PERALTA MAY PREVENT US FROM OBTAINING OR RETAINING GOVERNMENT CONCESSIONS AND MAY CAUSE OUR CUSTOMERS TO PERCEIVE US NEGATIVELY

     Mr. Carlos Peralta, a member of the Peralta Group of shareholders, is currently a director of Iusacell. In January 1996, Mr. Peralta stated that he had transferred funds to bank accounts controlled by the brother of the then President of Mexico. Press accounts have speculated that those payments were payments for governmental favors and the Swiss Government has seized the money, alleging that it was connected to money laundering. Apparently prompted by Mr. Peralta's disclosure, the Mexican tax authorities initiated tax audits of Old Iusacell, some of its subsidiaries and Mr. Peralta. In 1997, Mr. Peralta was indicted on charges of tax evasion. Mr. Peralta was subsequently acquitted of all related charges. The tax audits of Old Iusacell were completed in early 1999. In May 1999, Mexican tax authorities assessed Old Iusacell a Ps.21.4 million penalty (U.S.$2.3 million at the exchange rate then in effect) for purported incorrect deductions of certain interest expense for income tax purposes, which we have already paid.

     Our business activities have required and will continue to require licenses and approvals from the Mexican government. It is possible that Mr. Peralta's public statements and indictment and the Mexican government's inquiries could impact our ability to obtain concessions, licenses and approvals for business opportunities in the future or to obtain the renewal of existing concessions, licenses and approvals. Various press reports speculated that Mr. Peralta's public statements contributed to the delay in Old Iusacell and the Mexican

Telecommunications and Transportation Ministry (Secretaria de Comunicaciones y Transportes), commonly referred to as the SCT, reaching agreement regarding local wireless service in the 450 MHz frequency band. Additionally, the publicity surrounding Mr. Peralta's statements or indictment may have a negative impact on consumer perceptions of Iusacell and may adversely affect our business, financial condition and results of operations.

RISK FACTORS RELATING TO DOING BUSINESS IN MEXICO

THE MEXICAN GOVERNMENT MAY IMPOSE ADDITIONAL CONDITIONS ON OUR CONCESSIONS OR MAY TAKE THEM AWAY

     We provide our services pursuant to concessions granted by the Mexican government. Our activities are subject to significant government regulation and supervision. The concessions may be subject to additional conditions or may not be renewed when they expire. The Mexican government also reserves the right to revoke, temporarily seize or expropriate concessions or assets related to a concession for reasons, among others, of public interest or order such as war, national disaster or significant public disturbances. Moreover, the Mexican government may grant additional concessions to potential competitors to provide services similar to those that we provide. Any of these developments or other government action could harm the value of Iusacell's concessions and our financial condition and results of operations.

OUR FINANCIAL STATEMENTS MAY NOT GIVE YOU THE SAME INFORMATION AS FINANCIAL STATEMENTS PREPARED UNDER U.S. ACCOUNTING RULES

     Mexican companies listed on the Mexican Stock Exchange, including Iusacell, must prepare their financial statements in accordance with Mexican generally accepted accounting principles, referred to as Mexican GAAP. Mexican GAAP differs in significant respects from United States generally accepted accounting principles, referred to as U.S. GAAP, including the treatment of minority interest, deferred income taxes, employee profit sharing, capitalization of pre-operating costs, interest rate collars, gains from the exchange of non-monetary assets and the provisioning for the consolidation of facilities. In particular, all such Mexican companies must incorporate the effects of inflation directly in their accounting records and in published financial statements. The effects of inflation accounting under Mexican GAAP are not eliminated in the reconciliation to U.S. GAAP. For this and other reasons, the presentation of Mexican financial statements and reported earnings may differ from that of companies in other countries.

IF MEXICO EXPERIENCES ANY MORE POLITICAL AND ECONOMIC CRISES, WE MAY LOSE MONEY

     We are a Mexican company and all of our operations are in Mexico. Accordingly, the political and economic environment in Mexico has a significant impact on our financial condition and results of operations.

     The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general and on us in particular, and on market conditions, prices and returns on Mexican securities, including our securities. In July 2000, Mexico will hold national elections followed by a change of administration in December of that same year. We cannot predict the results of these elections nor the impact a change in administration might have on the Mexican economy, particularly on the current governmental commitment to the growth and deregulation of the telecommunications industry. Historically, the Mexican markets have experienced significant volatility following a change in administration. The volatility could be exacerbated by the fact that the ruling party may lose power for the first time in more than 70 years.

     In the past, Mexico has experienced economic crises, caused by internal and external factors, characterized by exchange rate instability, high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment. These economic conditions substantially reduced the purchasing power of the Mexican population and, as a result, the demand for telephony services.

     Crises such as these could harm our financial condition and results of operations and the market value of our securities.

IF THE MEXICAN GOVERNMENT IMPOSES EXCHANGE CONTROLS, WE MAY NOT BE ABLE TO MAKE DIVIDEND, PRINCIPAL AND INTEREST PAYMENTS IN U.S. DOLLARS

     In the past, the Mexican economy has experienced balance of payment deficits and shortages in foreign exchange reserves. While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert pesos to foreign currencies generally, and U.S. dollars in particular, it has done so in the past and could do so again in the future. We cannot assure you that the Mexican government will not institute a restrictive exchange control policy in the future. Any such restrictive exchange control policy could prevent or restrict access to U.S. dollars or other foreign currencies to purchase imported goods and to meet our U.S. dollar obligations, such as the payment of dividends or the principal and interest under any debt securities.

PAYMENT OF JUDGMENTS ENTERED AGAINST US WILL BE IN PESOS, WHICH MAY EXPOSE DEBT SECURITY HOLDERS TO EXCHANGE RATE RISKS

     If a proceeding to enforce our obligations under any debt securities is brought in Mexico, Mexican law permits us to pay a resulting judgment in pesos. Under the Mexican Monetary Law, an obligation payable in Mexico in a currency other than pesos may be satisfied in pesos at the exchange rate in effect on the date when payment is made.

     If a Mexican court declares us to be bankrupt or in suspension of payments, our obligations under any debt securities:

     - would be converted into pesos at the exchange rate prevailing at the time of the court's declaration of bankruptcy or suspension of payments and payment would occur at the time claims of creditors are satisfied, and

     - would not be adjusted to take into account depreciation of the peso against the United States dollar occurring after the court's declaration.

IF WE ARE UNABLE TO FILE CONSOLIDATED TAX RETURNS, OUR TAX MAY INCREASE AND WE MAY MAKE LESS MONEY

     Prior to January 1, 1999, we prepared our tax returns on a fully consolidated basis for all but three of our subsidiaries, benefiting from the ability to offset losses incurred by some subsidiaries against the gains of others in the consolidated group. We have never fully consolidated for tax purposes those companies in which we own less than a majority of the voting shares, even though some of these companies are consolidated for accounting purposes. Beginning January 1, 1999, as a result of Mexican income tax law amendments, we must limit our tax consolidation to 60% of our wholly-owned subsidiaries, although we are contesting such amendments. Related changes to the Mexican tax law, together with the recapitalization and restructuring plan completed in August 1999 that resulted in New Iusacell owning more than 50% of Old Iusacell's shares, may materially impact the ability of Old Iusacell to continue to prepare consolidated tax returns for itself and most of its subsidiaries and thereby apply its net operating loss carryforwards against its subsidiaries' profits. In that case, the taxes that we pay as a group would increase, resulting in a decrease in our net operating income or an increase in our net operating loss. We are currently analyzing the effect of these changes in law and ways to minimize their impact and we cannot predict what the ultimate result of these changes will be.


RISK FACTORS RELATING TO IUSACELL ADSs AND SHARES

IF YOU HOLD SERIES V ADSs, YOUR PROPORTIONAL EQUITY INTEREST IN IUSACELL COULD BE REDUCED IN THE FUTURE

Mexican law requires us to offer holders of capital stock of a particular series of shares the preemptive right to subscribe for a sufficient number of shares to avoid a proportional reduction of their holding whenever we issue new shares.

United States holders of series V ADSs will not be able to exercise this preemptive right for the shares underlying their series V ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from those registration requirements is available.

Whenever we are required to make a preemptive rights offering, we will evaluate the costs and potential liabilities associated with any such registration statement and any other factors we consider appropriate. However, consistent with the past practices of Iusacell and similarly situated companies, we may choose not to file any such registration statement. If we do not file a registration statement and no exemption from registration under the Securities Act is available, then holders of series V ADSs, such as yourself, may be unable to exercise their preemptive rights. Those holders' equity interest in Iusacell will be reduced proportionately.

FORWARD-LOOKING INFORMATION IS RISKY AND UNCERTAIN

This prospectus contains projections of some financial data and discloses plans and objectives for the future. These forward-looking statements reflect our views regarding future events and financial performance. Actual events and results could differ materially from those projected in the forward-looking statements as a result of the risk factors described above, as well as factors discussed below. The words "believe," "expect," "anticipate," "intend" and "plan" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which in any event speak only as of their dates. Iusacell undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The risk factors described above, and many other factors, could cause actual events and results to differ materially from historical results or those anticipated.

                                USE OF PROCEEDS

We estimate that the net proceeds that we will receive from the offer of ADSs
described in this prospectus will be approximately U.S.$      million.  The net
proceeds will be used to acquire cellular network equipment to increase the capacity coverage and quality of our network and to fund the initial deployment of our PCS network in Regions 1 and 4. We will not receive any of the proceeds from the sale of ADSs by the selling shareholder.

                        CAPITALIZATION AND INDEBTEDNESS

The following table presents the capitalization of Iusacell,


        * based on the audited historical financial information of Iusacell and its consolidated subsidiaries as of December 31, 1999 and

        * adjusted to give effect to an offer by Iusacell of U.S.$200.0 million and the use of proceeds.

The amounts are presented in accordance with Mexican GAAP. This table should be read in conjunction with "Use of Proceeds," "Selected Consolidated Financial and Operating Information," "Operating and Financial Review and Prospects" and the Consolidated Financial Statements and their notes included elsewhere in this prospectus or incorporated by reference.


                                                                    As of December 31, 1999
                                         ------------------------------------------------------------------------------
                                                        Historical                         Adjusted for the offer
                                         ----------------------------------------  ------------------------------------
                                           (Millions of                              (Millions of
                                         constant December    (Million of U.S.     constant December    (Million of U.S.
                                          31, 1999 Pesos)       dollars)(1)        31, 1999 Pesos)       dollars)(1)
                                         -----------------    ---------------     -----------------    ---------------
Cash and marketable securities.........     Ps.1,151,961          U.S.$121,515         Ps.2,976,683       U.S.$313,996
Short-term debt(2).....................
   Senior Credit Facility..............          320,578                33,816              320,578             33,816
   Eximbank financing..................          137,572                14,512              137,572             14,512
   Handset facilities..................          142,479                15,029              142,479             15,029
   Vendor facilities...................           36,955                 3,898               36,955              3,898
                                           -------------        --------------         ------------       ------------
         Total short-term debt.........          637,584               67,256               637,584             67,256
                                           -------------        --------------         ------------       ------------

Long-term debt:(2)
  Senior credit facility...............        1,816,607              191,625             1,816,607            191,625
  10% notes due 2004...................        1,424,790              150,294             1,424,790            150,294
  Eximbank financing...................          726,091               76,592               726,091             76,592
  Handset facilities...................           23,750                2,505                23,750              2,505
  14.25% notes due 2006................        3,324,507              350,686             3,324,507            350,686
                                           -------------        --------------         ------------       ------------
         Total long-term debt..........        7,315,745              771,703             7,315,745            771,703
                                           -------------        --------------         ------------       ------------
         Total debt....................        7,953,745              838,959             7,953,329            838,959
                                           -------------        --------------         ------------       ------------
Stockholders' equity
  Contributed capital..................        4,876,530              514,402             6,772,530            714,402
  Earned capital.......................          333,762               35,207               333,762             35,207
  Minority interest....................           33,069                3,488                33,069              3,488
                                           -------------        --------------         ------------       ------------
         Total stockholders' equity....        5,243,361              553,097             7,139,361            753,097
                                           -------------        --------------         ------------       ------------

              Total capitalization....        13,196,690            1,392,056            15,092,690          1,592,056
                                          ==============        ==============         ============       ============

---------

(1)   Peso amounts were converted to U.S. dollars at the noon buying rate of Ps.
      9.480 per U.S.$1.00 on December 31, 1999. Such conversions should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.

(2)   All of Iusacell's short and long-term debt is denominated in U.S.
      dollars.

(3) For a discussion of the availability, terms and conditions of Iusacell's short and long-term debt, see "Operating and Financial Review and Prospects-Liquidity and Capital Resources" of our Form 20-F for the year ended December 31, 1999, which is incorporated by reference.


Total debt guaranteed by Iusacell's principal operating subsidiaries amounts to Ps.4,270.7 million (U.S.$450.5 million) and includes the 10% notes due 2004, the Senior Credit Facility and the Eximbank financing. All of this debt is secured.

                                    DILUTION

At December 31, 1999, Iusacell had a net tangible book value of Ps.2.47 per share of capital stock, or Ps.24.69 per ADS. We determine net tangible book value per ADS by dividing:


     * tangible assets, defined as total assets less goodwill, less total liabilities, by

     * the total number of shares of capital stock outstanding, and

     * adjusting for the ratio of ten shares per ADS.

We calculate the net tangible book value per ADS of Iusacell before this offering as the net tangible book value per ADS of Iusacell at December 31, 1999.


Assuming that all of the securities offered in this offering are purchased at a price of U.S.$18.625 per ADS (Ps.176.57 at the noon buying rate on December 31, 1999), our pro forma net tangible book value as of December 31, 1999 would have been Ps.34.88 per ADS. This represents an immediate increase in pro forma net tangible book value of Ps.10.19 per ADS to existing shareholders and an immediate dilution in pro forma net tangible book value of Ps.141.68 per ADS to purchasers of ADSs like you. Dilution, for this purpose, represents the pro forma difference between the price per ADS paid by purchasers in this offering and the pro forma net tangible book value per ADS of Iusacell.


The following table presents the dilution in net tangible book value per ADS to purchasers of ADSs in this offering:


Public offer price per ADS...........................               Ps. 176.57
  Net tangible book value per ADS
  before this offering...............................  24.64
  Increase per ADS attributable to this offering.....  10.19
Pro forma net tangible book value per ADS
  after this offering................................                    34.88
                                                                    ==========
Dilution to purchasers of ADSs in this offering......               Ps. 141.68
                                                                    ==========


                              SELLING SHAREHOLDER

     Mr. Carlos Peralta is selling 5,000,000 ADSs in this offering. He has granted the underwriters the option to purchase 750,000 ADSs solely to cover over-allotments.

     Mr. Peralta has been a director of Iusacell and its predecessor since 1992 and until 1997 served as vice chairman.

     Prior to this offering, the Peralta Group owned 232,499,437 series A shares and 298,984,939 series V shares. After this offering, the Peralta Group will own the same number of series A shares and 248,984,939 series V shares, or 241,484,939 series V shares if the over-allotment option is exercised in full.

     After this offering, the Peralta Group will continue to own 31.6% of our series A shares, and will own 36.4% of our series V shares, or 34.6% if the over-allotment option is exercised in full. This equals an overall economic interest in Iusacell of 33.9%, or 33.0% if the over-allotment option is exercised in full.

                                  UNDERWRITING

Iusacell, the selling shareholder and the underwriters named below have entered into an underwriting agreement covering the ADSs to be offered in this offering. J.P. Morgan Securities Inc., Warburg Dillon Read LLC, Salomon Smith Barney Inc. and ING Barings LLC are acting as representatives of the underwriters. Each underwriter has agreed to purchase the number of ADSs set forth opposite its name in the following table.

Underwriter                                           Number of ADSs
___________                                           ______________
J.P. Morgan Securities, Inc. ---------------------
Warburg Dillon Read LLC --------------------------
Salomon Smith Barney Inc. ------------------------
ING Barings LLC ----------------------------------
      Total --------------------------------------     15,000,000

The underwriting agreement provides that if the underwriters take any of the above ADSs, then they must take all of these ADSs. No underwriter is obligated to take any ADSs allocated to a defaulting underwriter except under limited circumstances.

The underwriters are offering the ADSs, subject to the prior sale of such ADSs, and when, as and if such ADSs are delivered to and accepted by them. The underwriters will initially offer to sell ADSs to the public at the public offering price set forth on the cover page of this prospectus supplement. The underwriters may sell ADSs to securities dealers at a discount of up to U.S.$ per ADS from the public offering price. Any such securities dealers may resell ADSs to certain other brokers or dealers at a discount of up to U.S.$ per ADS from the public offering price. After the public offering, the underwriters may vary the public offering price and other selling terms.

If the underwriters sell more than 15,000,000 ADSs, they have the option to buy up to an additional 1,500,000 ADSs from Iusacell and 750,000 ADSs from the selling shareholder to cover their sales. They may exercise this option during the 30-day period from the date of this prospectus supplement. If any ADSs are purchased with this option, the underwriters will purchase ADSs in approximately the same proportion as set forth in the table above.

The following table shows the per ADS and total underwriting discounts and commissions that Iusacell and the selling shareholder will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional ADSs.

               ______________________________     __________________________________
                   Paid by Iusacell                Paid by the selling shareholder
               ______________________________     __________________________________
                No exercise     Full exercise       No exercise     Full exercise
               _____________    _____________      _____________    _____________
Per ADS------  U.S.$            U.S.$               U.S.$            U.S.$
   Total-----  U.S.$            U.S.$               U.S.$            U.S.$

The underwriters may purchase and sell ADSs in the open market in connection with this offering. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or slowing a
decline in the market price of the ADSs while the offering is in progress.   The
underwriters may also impose a penalty bid, which means that an underwriter must repay to the other underwriters a portion of the underwriting discount received by it. An underwriter may be subject to a penalty bid if the representatives of the underwriters, while engaging in stabilizing or short covering transactions, repurchase ADSs sold by or for the account of that underwriter. These activities may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Iusacell estimates that the total expenses of this offering, excluding
underwriting discounts and commissions, will be approximately U.S.$    million,
including without limitation, legal and accounting fees, printing costs, allocable portion of Securities and Exchange Commission registration fees and reimbursable underwriters expenses. The selling shareholder will not be responsible for any of these expenses.

Iusacell and the selling shareholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933. Iusacell and the selling shareholder have also agreed to reimburse the underwriters for some of their expenses.

Iusacell, Mr. Carlos Peralta, Bell Atlantic and our directors and senior executive officers have agreed with the underwriters not to dispose of or hedge any of their ADSs, series V shares or series A shares, or securities convertible into or exchangeable for ADSs, series V shares or series A shares, for a period of 90 days from the date of this prospectus supplement, except with the prior written consent of J.P. Morgan Securities Inc.

Iusacell's ADSs are listed on the New York Stock Exchange under the symbol
"CEL".

Iusacell expects that delivery of the ADSs will be made to investors on or about , 2000.

The underwriters and their affiliates have engaged in commercial and investment banking transactions with Iusacell, the selling shareholder and their affiliates in the ordinary course of business. They may continue to do so in the future.

More than 10% of the net proceeds of this offering may be paid to members of the National Association of Securities Dealers, Inc. participating in this offering. Therefore, this offering will be made in compliance with the requirements of
Section 2710 (c) (8) of the Corporate Financing Rule under the Conduct Rules of the National Association of Securities Dealers, Inc.

The underwriters do not intend to sell any ADSs to any account over which they exercise discretionary authority.

Each underwriter has represented and agreed that:

* it has not offered or sold and, for up to six months following the consummation of the transactions contemplated in this prospectus supplement, will not offer or sell, any ADSs in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom for the purposes of the Public Offers of Securities Regulations 1995 (as amended),

* it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom and

* it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue or sale of the ADSs to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) or to a person to whom the document may otherwise lawfully be issued or passed on.

                                 LEGAL MATTERS

Certain legal matters will be passed upon for Iusacell by Clifford Chance Rogers & Wells LLP, New York, New York, special United States counsel to Iusacell, with respect to matters of New York law and United States federal law, and by De Ovando y Martinez del Campo, S.C., Mexico D.F., special Mexican counsel to Iusacell, with respect to matters of Mexican law. De Ovando y Martinez del Campo, S.C., will pass upon the validity of the series V shares underlying the ADSs.

Mr. Fernando de Ovando, a director of New Iusacell, Mr. Javier Martinez del Campo, an alternate director of New Iusacell, and Mr. Ignacio Gomez Morin, an alternate director of New Iusacell, are members of the law firm of De Ovando y Martinez del Campo, S.C., which, in 1999, provided legal services to Iusacell in the amount of approximately Ps.3.3 million (U.S.$352,700).

Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York, and by Ritch, Heather y Mueller, S.C. Mexico D.F.

                                    EXPERTS

The consolidated financial statements of New Iusacell and its subsidiaries and Old Iusacell and its subsidiaries as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 incorporated by reference in the registration statement and this prospectus from Iusacell's Annual Report on Form 20-F for the year ended December 31, 1999 have been audited by PricewaterhouseCoopers, independent auditors, as stated in their reports which are incorporated herein by reference and are so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The description of the appraisal of Iusacell's prior analog telecommunications network incorporated by reference in the registration statement and in this prospectus from Iusacell's Annual Report on Form 20-F has been prepared by Consultores y Valuadores de Empresas, S.C., an international property appraiser, as indicated in their appraisal report. Description of the appraisal is included in reliance upon such report and information given on the authority of the firm as experts in property valuation.